Exhibit 4.9(ix)

Portions of this exhibit have been omitted because it is not both material and is the type that the registrant treats as private or confidential.

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED.

2024 version

Working capital loan agreement

Bank of Jiangsu Co., Ltd.

Working capital loan agreement

Contract number: JK151325000056

Borrower: WIPO (Shanghai) New Energy Technology Co., Ltd.

Legal representative / responsible person: Liu Yuejin

Correspondence address: Room 901, No. 295, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai

Telephone: [REDACTED]

Fax:

Email: info@wiposh.com

Lender: Bank of Jiangsu Co., Ltd., Shanghai Yangpu Sub-branch

Legal representative / responsible person: Zhu Zhe

Correspondence address: No. 1546, Dalian Road, Yangpu District, Shanghai

In accordance with relevant national laws and regulations, the parties have reached mutual agreement through negotiation to enter into this contract and agree to abide by all terms and conditions set forth herein.

Article 1 Loan particulars

1. Loan amount: (currency) Renminbi (in words) Four million yuan only.

2. Loan term: from March 7, 2025 to March 6, 2026.

3. Loan interest rate

1) The Renminbi loan interest rate shall be the following option A (the checkbox marked with a checkmark shall prevail):

A. This loan adopts a fixed interest rate, with an annual rate of 3.1% (calculated based on the one-year / five-year or above loan prime rate (LPR) of 3.1% most recently published on the day prior to the signing of this contract, plus / minus 0 basis points (1 basis point equals 0.01 percentage point)), and the interest rate shall remain unchanged during the term of the contract.

B. This loan adopts a fixed interest rate, with an annual rate of [ ] (calculated based on the one-year / five-year or above loan prime rate (LPR) most recently published on the day prior to the loan disbursement date, plus / minus [ ] basis points (1 basis point equals 0.01 percentage point)), and the interest rate shall remain unchanged during the term of the contract.

C. This loan adopts a floating interest rate, with the rate being the one-year / five-year or above loan prime rate (LPR) most recently published on the day prior to the loan disbursement date, plus / minus [ ] basis points (1 basis point equals 0.01 percentage point). The contract interest rate shall be adjusted in accordance with the above floating rules based on the same-term loan prime rate (LPR) most recently published on the day prior to the adjustment date, with an adjustment period of [ ] (monthly / quarterly / semi-annually / annually), and the adjustment date shall be [ ].

Special notice: If option B or C above is selected for the loan interest rate, the estimated annual interest rate calculated based on the one-year / five-year or above loan prime rate (LPR) most recently published on the day prior to the signing of this contract, plus / minus [ ] basis points (1 basis point equals 0.01 percentage point), is [ ]. This rate is for reference only. The actual annual interest rate applicable upon loan disbursement shall be as recorded in the loan receipt.

2) The foreign currency loan interest rate shall be the following option [ ]:

A. This loan adopts a fixed interest rate, with a rate of [ ] (in words) months [ ] (SOFR / HIBOR / SIBOR / EURIBOR) plus / minus [ ] %, resulting in an annual rate of [ ] %. The actual annual interest rate shall be as recorded in the loan receipt, and the contract interest rate shall remain unchanged during the term of the contract.

B. This loan adopts a floating interest rate, with a rate of [ ] (in words) months [ ] (SOFR / HIBOR / SIBOR / EURIBOR) plus / minus [ ] %, resulting in an annual rate of [ ] %. The contract interest rate shall be adjusted on a [ ] basis, with the adjustment date being [ ]. The actual annual interest rate applicable upon loan disbursement shall be as recorded in the loan receipt.

3) Interest calculation

Interest on this loan shall accrue from the date of loan disbursement based on the actual disbursed amount and the actual number of days the loan is outstanding. Except for the compounding of interest on overdue amounts, simple interest shall be applied, with interest calculated on a daily basis. The daily interest rate equals the annual interest rate divided by 360.

4. The purpose of the loan is for business turnover.

The borrower shall strictly use the loan in accordance with the purpose stipulated in this contract. Without the lender’s consent, the borrower shall not change the loan purpose or misappropriate the loan. Otherwise, the lender shall have the right to take corresponding measures, including requiring the borrower to rectify, demanding early repayment of the loan, or downgrading the loan risk classification.

The borrower undertakes that the loan funds shall not be used in any form for shareholder dividends, nor for investments in financial assets, fixed assets, equity investments, or in areas and purposes prohibited by the state for production and operation. The funds shall not be used for investments in stocks, bonds, futures, financial derivatives, or asset management products, nor for engaging in illegal activities.

5. Loan receipt

The loan receipt serves as the borrower’s loan voucher under this contract, constitutes an integral part of this contract, and has the same legal effect as this contract. If the loan amount, disbursement date, maturity date, interest rate, or other loan particulars under this contract are inconsistent with those recorded in the loan receipt, the loan receipt shall prevail.

Article 2 Loan interest settlement

1. Interest under this loan shall be calculated on a monthly (or quarterly) basis, with the interest settlement date falling on the twentieth day of each month (or the last month of each quarter). If the final repayment date of the principal does not fall on an interest settlement date, any unpaid interest shall be repaid together with the principal.

2. The borrower shall pay interest on each interest settlement date. The lender may directly deduct the interest from the borrower’s account opened with Jiangsu Bank.

Article 3: Default Interest and Compound Interest

If the loan under this contract becomes overdue or is used in a manner inconsistent with the agreed purpose, interest and compound interest shall be calculated in accordance with the following method A:

A. For loans with a fixed interest rate that mature (including accelerated maturity), if the borrower fails to repay the principal and interest in full and on time, the lender has the right to charge default interest at the contract interest rate plus 50% from the date of default. If the borrower uses the loan for purposes other than those agreed in the contract, the lender has the right to charge default interest at the contract interest rate plus 100% from the date of misappropriation.

Compound interest shall be calculated on any overdue interest (including default interest) at the contract interest rate. After the loan becomes overdue, compound interest shall be calculated at the default interest rate.

B. For loans with a floating interest rate that mature (including accelerated maturity), if the borrower fails to repay the principal and interest in full and on time, the lender has the right to charge default interest at the then-current floating rate plus /% from the date of default. If the borrower uses the loan for purposes other than those agreed in the contract, the lender has the right to charge default interest at the then-current floating rate plus /% from the date of misappropriation.

Compound interest shall be calculated on any overdue interest (including default interest) at the contract interest rate. After the loan becomes overdue, compound interest shall be calculated at the default interest rate.

Article 4: Conditions for Drawdown

This contract shall take effect, and the borrower may only draw down the loan (unless otherwise waived by the lender) upon satisfaction of the following conditions:

1. The borrower has opened relevant RMB and/or foreign currency accounts with the lender or its branches.

2. The borrower has provided the lender with legal documents evidencing its legal existence, including but not limited to the latest and valid business license, approval certificate, joint venture or cooperation contract, articles of association, etc.

3. The borrower has submitted to the lender a drawdown application and a letter of entrustment for payment.

4. The guarantee agreement related to this loan has become effective and all lawful and valid guarantee procedures have been completed, and no event of default under the guarantee agreement has occurred on the part of the guarantor during the term of this contract.

5. All procedures related to this contract and required by the lender, including but not limited to approvals, registrations, filings, insurance, notarization, and witnessing, have been completed.

6. The borrower has provided the lender with a capital verification report confirming that its registered capital has been fully paid in.

7. In accordance with the borrower’s internal authorization system, the borrower has provided the lender with a resolution and power of attorney from its board of directors and/or shareholders’ meeting (or general meeting) or other competent authority approving the loan under this contract.

8. The borrower has provided the lender with supporting documents regarding the purpose of the loan under this contract.

9. The borrower has provided the lender with a loan receipt bearing the borrower’s valid seal.

10. If the lender deems it necessary, the borrower shall arrange for notarization with enforceable effect for the loan agreement and guarantee agreements, such as the guarantee contract or mortgage (pledge) contract.

11. The borrower and/or guarantor have paid all fees payable under this contract (if any).

12. The borrower has not committed any event of default under this contract or under any other contract entered into with the lender, other branches of Jiangsu Bank Co., Ltd., or any other third party.

13. Other conditions for drawdown agreed by both parties: L.

Article 5: Drawdown Schedule

After all conditions precedent to drawdown have been satisfied, the borrower may apply to the lender for a one-time or partial drawdown. The lender shall review the borrower’s credit status. Upon the lender’s approval, the specific drawdown amount, term, and interest rate shall be as recorded in the loan receipt.

Article 6: Payment Method

1. The loan under this contract shall be paid using the following method 1:

(1) Entrusted payment method. The lender, after reviewing the borrower’s drawdown application and payment entrustment, shall disburse the loan funds through the borrower’s account to the borrower’s transaction counterparties that meet the purposes agreed in this contract.

(2) Self-directed payment method. After the lender disburses the loan funds to the borrower’s account based on the borrower’s drawdown application, the borrower shall independently pay the funds to its transaction counterparties that meet the purposes agreed in this contract, in accordance with the plan determined at the time of application.

(3) Partial entrusted payment method. For any single payment to a transaction counterparty exceeding RMB /10,000 (for foreign currency loans, converted at the lender’s foreign currency buying rate published on the date of entrusted payment), the entrusted payment method shall be used. The remaining payments may be made using the self-directed payment method.

2. If the self-directed payment method is adopted for the loan under this contract, the borrower undertakes to comply with the lender’s

The borrower is required to submit to the lender, within 30 days after the disbursement of the loan, corresponding supporting documents such as trade contracts, invoices, and transfer vouchers. The lender has the right to verify, through account analysis, document inspection, or on-site investigation, whether the loan payment complies with the agreed purposes under this contract and whether there are any circumstances such as splitting payments into smaller amounts to circumvent entrusted payment arrangements.

3. If any of the following circumstances occur with the borrower, the lender has the right to negotiate with the borrower to supplement the loan payment conditions or change the loan payment method; if negotiation fails, the lender has the right to stop or suspend the disbursement of loan funds or demand the borrower to repay the disbursed loan in advance:

1)	deterioration of credit standing;
2)	significant deterioration in business operations and financial condition (including but not limited to weak profitability of main business, breach of agreed financial indicators, etc.);
3)	failure to pay loan funds in accordance with the contract;
4)	abnormal use of loan funds or circumvention of the lender’s entrusted payment;
5)	failure to comply with commitments;
6)	other circumstances in breach of the contract.

Article 7 Repayment

1. The borrower’s repayment sources include but are not limited to operating income.

2. The borrower shall repay in the following manner (option 1):

1)	pay interest monthly or quarterly, and repay the principal in a lump sum upon maturity, subject to the interest settlement rules stipulated in Article 2 of this contract;
2)	monthly equal installment repayment of principal and interest, i.e., except for the first and last months, repay a fixed amount of principal and interest each month, with the remaining principal and interest repaid on the loan maturity date. The monthly repayment amount is calculated as follows:

monthly repayment amount (excluding the first and last months) = loan principal x monthly interest rate x (1 + monthly interest rate)^n ÷ [(1 + monthly interest rate)^n - 1], where n is the number of months of the loan, and the monthly interest rate = annual interest rate / 12.

3. monthly equal principal repayment, i.e., except for the first and last months, repay a fixed amount of principal each month, plus the actual interest incurred in that month, with the remaining principal and interest repaid on the loan maturity date. The monthly repayment amount is calculated as follows:

monthly repayment amount (excluding the first and last months) = loan principal ÷ number of months of the loan + (loan principal - cumulative repaid principal) x monthly interest rate, where the monthly interest rate = annual interest rate / 12.

For the monthly equal installment repayment of principal and interest or monthly equal principal repayment methods, the actual amount of principal and interest payable each month can be queried by the borrower through Jiangsu Bank business outlets or electronic channels (including but not limited to mobile banking, online banking, etc.).

4. small and micro “easy repayment” method:

a. pay interest monthly, repay principal in / (monthly/quarterly/semi-annual) installments, with each installment of principal / yuan (in words: /), and the remaining principal and interest repaid in a lump sum upon maturity.

b. repay in / year amortization. Calculate the monthly repayment amount based on / year equal installment repayment of principal and interest, with the remaining principal and interest repaid in a lump sum upon maturity. For example: a 3-year loan repaid over 5 years of amortization, i.e., calculate the monthly repayment amount for months 1-35 based on the “monthly equal installment repayment of principal and interest” method over 5 years, with the remaining principal and interest repaid in a lump sum in the 36th month.

5. pay interest monthly or quarterly, and repay the principal in installments. The borrower shall repay the principal under this contract in accordance with the following repayment schedule:NA

(any attached schedule added due to insufficient space in the table shall be an integral part of this contract)

6. other repayment methods: /.

3. Repayment Date

1)	For the repayment method in item 1 of the preceding paragraph, the loan maturity date shall be the final repayment date, with interest settled upon principal repayment.
2)	For the repayment methods in items 2, 3, and 4 of the preceding paragraph, the first repayment date shall be ☐ the first interest settlement date / ☐ the year / month / day, and thereafter ☐ monthly / ☐ the last month of each quarter / ☐ the last month of each half-year on the corresponding date shall be the repayment date; if there is no corresponding date, the repayment date shall be the last day of that month. The final repayment date shall be the loan maturity date.

3)	For the repayment method in item 5 of the preceding paragraph, the principal repayment date shall be the “repayment time” listed in the repayment schedule, and the interest payment date shall be subject to the interest settlement rules stipulated in Article 2 of this contract.

Except for the “Huili Loan” business where the repayment date is not postponed, if the above repayment date falls on a non-banking business day, it shall be postponed to the next business day, and interest shall be charged during the postponement period in accordance with this contract.

4. If the borrower needs an extension, it shall submit a written application to the lender at least 30 working days before the loan maturity date. The extension shall be processed after obtaining the lender’s consent.

5. The borrower irrevocably authorizes the lender to deduct all matured or prematurely matured loan principal, interest, and other related expenses from any account opened by the borrower at any branch of Jiangsu Bank Co., Ltd. If the currency of the deducted amount is inconsistent with the currency of the loan under this contract, the conversion shall be based on the exchange rate between the deducted currency and the loan currency published and/or applied by the lender on the date of deduction. The borrower is obligated to assist the lender in handling the conversion, and the exchange rate risk shall be borne by the borrower.

6. The borrower shall repay in the following manner (option 2):

1)	The borrower shall open a dedicated repayment reserve account under this contract at the lender. During the term of the loan, the borrower shall concentrate the loan proceeds collected into this account and ensure that the balance in this account is at no time less than (currency) L (in words) L. This account shall be subject to the lender’s supervision and may not be used for settlement. The lender is entitled to directly deduct and apply funds from this account to repay the loan principal and interest.

2)	The borrower shall establish a corporate settlement account at the lender and deposit its daily cash flow from operations into this account in proportion to the borrower’s total credit facility at the lender relative to its total credit facilities at all financial institutions. The balance in this account shall be at no time less than (currency) L (in words) L. The borrower must ensure that sufficient funds to repay the current installment of loan principal and interest are available in this account prior to each repayment date, and hereby authorizes the lender to directly deduct and apply funds from this account to repay the loan principal and interest.

7. Any early repayment of part or all of the loan by the borrower requires the lender’s consent. Interest on the prepaid portion shall be calculated based on the prepaid principal amount, the actual number of days the funds were used, and the applicable interest rate stipulated in this contract. If the borrower makes an early repayment, interest already collected shall not be adjusted. After the early repayment, interest on the outstanding loan balance shall continue to be calculated at the applicable interest rate.

If the borrower makes an early repayment, the lender has the right to require the borrower to pay a penalty equal to L of the prepaid amount to the lender.

Article 8: Borrower’s Representations and Warranties

1. The borrower’s legal status complies with the requirements of applicable laws, regulations, and regulatory documents.

2. The borrower has been duly authorized to execute this contract and other related documents and has the capacity to perform its obligations.

3. The execution and performance by the borrower of this contract and other related documents will not, now or in the future, violate any laws, regulations, or regulatory documents, nor conflict with any other contracts, agreements, or obligations undertaken by the borrower.

4. The borrower is currently not subject to any pending litigation, arbitration, or administrative penalty, nor, to the borrower’s knowledge, is any such litigation, arbitration, or administrative penalty likely to be initiated against its assets or income.

5. The borrower shall cooperate with the lender in loan disbursement management, post-disbursement management, and related inspections.

6. The financial statements provided by the borrower truthfully reflect the borrower’s financial condition.

7. All application materials and information concerning the borrower, guarantor, mortgagor, pledgor, collateral (mortgaged or pledged assets), and the project, as well as the representations and warranties made in this contract and the guarantee contracts, are true, complete, lawful, valid, and accurate, and contain no falsehoods, omissions, misleading statements, or material omissions.

Article 9: Borrower’s Rights and Obligations

I. Borrower’s Rights

1. The borrower has the right to draw down and use the loan in accordance with the terms of this contract.

2. Subject to obtaining the lender’s prior written consent, the borrower has the right to transfer its obligations under this contract to a third party.

II. Borrower’s Obligations

1. The borrower shall truthfully provide all documents and information requested by the lender (including, but not limited to, all bank account numbers, deposit and loan balances, information on loan usage, asset status, business activities, and internal management).

2. The borrower shall provide the previous month’s financial statements by the 20th of each month, and shall provide annual financial statements (or audited financial statements) to the lender within 120 days after the end of each fiscal year. The borrower shall promptly notify the lender of any changes or alterations concerning itself.

3. The borrower shall accept and cooperate with the lender’s investigation, supervision, and inspection regarding the use of credit funds and related business and financial activities.

4. The borrower shall open relevant settlement accounts at Jiangsu Bank Shanghai Yangpu Sub-branch.

5. The borrower shall conduct domestic and international settlement, foreign exchange sales and purchase, and other intermediary business with the lender or its branches in a proportion not less than the ratio of the loan under this contract to the borrower’s total outstanding balance of loans from other financial institutions.

6. The borrower shall use the loan in accordance with the agreed purpose and disbursement method stipulated in this contract.

7. The borrower shall repay the loan principal, interest, and other amounts payable in full and on time as agreed in this contract.

8. If there are any changes to the borrower’s name, legal representative/responsible person, domicile, registered capital, or other basic information, the borrower shall notify the lender in writing within 5 working days after such change occurs.

9. The borrower shall immediately notify the lender in writing upon the occurrence or potential occurrence of any material adverse event affecting the borrower’s or guarantor’s debt service capacity/guarantee capacity.

10. If the borrower undergoes a merger, division, equity transfer, or engages in outward investments, provides guarantees to third parties, materially increases debt financing, or undertakes other significant matters that may affect its debt service capacity, the borrower shall immediately notify the lender in writing and obtain the lender’s written consent. The borrower shall implement guarantee measures for the repayment of the principal, interest, and other related costs under this contract as required by the lender.

11. If the borrower is a group client, it shall, within 10 days from the occurrence of any related-party transaction with a transaction amount equal to or exceeding 10% of the borrower’s net assets, report in writing to the lender. The report shall include, but not be limited to, the related-party relationship among the transacting parties, the transaction item and nature, the transaction amount or corresponding proportion, and the pricing basis (including transactions with no amount or only a nominal amount).

12. Upon the lender’s request, the borrower shall insure its property related to the loan with an insurance company and, at the time of taking out the insurance, fulfill the relevant requirements as specified by the lender.

13. If this contract is notarized by a notary public to have compulsory enforcement effect, the borrower agrees to be subject to enforcement by the people’s court and waives its right to object.

Article 10: Rights and Obligations of the Lender

I. Rights of the Lender

1. The lender has the right to require the borrower to provide information and documents related to the loan under this contract.

2. The lender has the right to require the borrower to repay the loan principal and interest on schedule or ahead of schedule.

3. The lender has the right to be informed of the borrower’s basic information, business operations, financial condition, repayment plan, and the status of the guarantor and collateral, and has the right to make excerpts or copies from relevant materials such as accounting books and business records.

4. The lender has the right to supervise the borrower’s use of the loan in accordance with the designated purpose and payment method under this contract.

5. If the borrower fails to perform any of its obligations under this contract, the lender has the right, in accordance with the provisions of this contract, to change the loan payment method, suspend the disbursement of any undrawn portion of the loan, and/or demand early repayment of the loan, declaring all outstanding loans immediately due.

6. The lender has the right to recover the loan early based on the borrower’s capital return situation.

7. In the event of the borrower’s merger, division, equity transfer, or any major matter such as outward investment, provision of external guarantees, or material increase in debt financing that may affect its repayment ability, or in the event of a major matter that jeopardizes the lender’s creditor rights, such as a decline in the guarantor’s guarantee capacity, the lender has the right to demand that the borrower repay all loan principal and interest under this contract in advance and pay all other related costs, or require the borrower to transfer all debts under this contract to a transferee acceptable to the lender, or require the borrower to provide other security measures acceptable to the lender.

8. Unless otherwise agreed by both parties, if the borrower is simultaneously in arrears on loan principal, interest, and fees, the lender has the right to determine the order of repayment among principal, interest, or fees. In the case of installment repayments, if there are multiple overdue or delinquent loans under this contract, the lender has the right to determine the order of satisfaction for a particular repayment made by the borrower. If there are multiple matured loan contracts between the borrower and the lender, the lender has the right to determine the order in which the borrower’s repayments are applied to each contract.

9. The lender has the right to exercise other rights as provided by laws, regulations, regulatory documents, and this contract.

II. Obligations of the Lender

1. The lender shall disburse the loan to the borrower under the conditions agreed in this contract.

2. The lender shall keep confidential the borrower’s financial condition and business operations, except as otherwise provided by laws, regulations, and regulatory documents.

Article 11: Events of Default and Treatment

I. During the term of this contract, any of the following events shall constitute an event of default under this contract:

1. The borrower breaches any representation or warranty under this contract.

2. The borrower fails to fully perform any obligation under this contract or other related documents, including but not limited to failing to pay on time and in full the loan principal, interest, or other amounts due under this contract.

3. The borrower changes the use of the loan without the lender’s consent or in violation of this contract, misappropriates loan funds, or uses loan funds for money laundering, terrorist financing, or any other illegal or non-compliant transaction.

4. The borrower fails to make loan disbursements in accordance with the payment method specified in this contract.

5. The borrower voluntarily or involuntarily ceases business, goes into liquidation, is dissolved, undergoes reorganization, is wound up, or becomes bankrupt.

6. The borrower provides false materials or conceals material facts.

7. The borrower breaches the financial covenants set forth in this contract.

8. The borrower’s financial condition deteriorates to an extent that may affect the security of the loan, or the borrower intentionally attempts to evade bank creditor rights.

9. The borrower’s loan project plan is canceled or becomes impossible to implement.

10. The borrower uses a false contract with a third party to obtain funds or credit from the lender or other banks.

11. The borrower engages in or is suspected of engaging in illegal or non-compliant activities, or is involved in or may become involved in litigation, arbitration, or other legal disputes.

12. The borrower breaches other contracts entered into with the lender, any other institution of Bank of Jiangsu Co., Ltd., or a third party, or disputes arising from such contracts result in or may result in litigation or arbitration.

13. The borrower’s controlling shareholder transfers its shares in the borrower, or the borrower’s controlling shareholder, actual controller, legal representative, or senior management experiences a material event, including but not limited to the occurrence or suspected occurrence of illegal or non-compliant conduct, involvement in litigation, arbitration, or administrative penalties, a material deterioration of financial condition, declaration of bankruptcy or dissolution, inability to perform duties, or similar circumstances.

14. The guarantor defaults, including but not limited to the provision of false information by the guarantor, the guarantor’s breach of other contracts entered into with the lender, any other institution of Bank of Jiangsu Co., Ltd., or a third party, or the initiation of litigation or arbitration arising from disputes under such contracts, forced or voluntary cessation of business, material operational difficulties or material adverse changes in financial condition, occurrence or suspected occurrence of illegal or non-compliant conduct, evasion of bank claims, merger and/or acquisition or restructuring, or other circumstances that may diminish the guarantor’s ability to provide security.

15. Other circumstances that jeopardize or may jeopardize the security of the lender’s claims.

II. Upon the occurrence of an event of default, the lender shall be entitled to adopt one or more of the following remedial measures based on the nature and severity of the default:

1. Require the borrower to rectify the default within a specified period and take remedial measures.

2. Change the disbursement method for the undrawn loan under this contract.

3. Require the borrower to provide additional security acceptable to the lender.

4. Suspend or cancel the loan disbursement, declare the principal and interest of the loan under this contract immediately due, and recover the loan forthwith.

5. Reduce, suspend, or terminate, in whole or in part, the credit facility granted to the borrower.

6. Adjust the loan interest rate stipulated in this contract.

7. Charge default interest in accordance with the terms of this contract.

8. Require the guarantor to perform its guarantee obligations or dispose of the pledged or mortgaged assets.

9. Declare all principal and interest under other loan contracts entered into between the borrower and the lender or any other branch of Bank of Jiangsu Co., Ltd. immediately due, and recover all such loans forthwith.

10. Directly deduct amounts from any account opened by the borrower at any level of branch of Bank of Jiangsu Co., Ltd. to repay the debt. Any amount not yet due in the aforementioned accounts shall be deemed immediately due, and the deduction shall be handled in accordance with the lender’s rules on early withdrawal (including full and partial early withdrawal). If the currency of the deducted amount differs from the currency of the loan under this contract, the conversion shall be based on the exchange rate between the deducted currency and the loan currency published and/or applied by the lender on the date of deduction. The borrower shall assist the lender in handling such conversion, and the exchange rate risk shall be borne solely by the borrower.

11. If this contract has been notarized with enforceable effect by a notary public, apply to the people’s court for compulsory enforcement.

12. Take any other measures as stipulated by laws, regulations, and normative documents, as provided in this contract, or as deemed necessary by the lender.

Article 12: Costs and Expenses

1. Costs and expenses incurred in connection with this contract, including but not limited to credit investigation, notarization, witnessing, and registration, shall be borne by each party in accordance with applicable laws, regulations, and normative documents.

2. If the borrower fails to repay the loan principal and interest when due, all costs and expenses incurred by the lender in collecting the loan principal and interest, including but not limited to announcement fees, service fees, appraisal fees, attorney fees, litigation fees, travel expenses, evaluation fees, auction fees, property preservation fees, and enforcement fees, shall be borne by the borrower.

Article 13: Assignment of Debt

1. Without the prior written consent of the lender, the borrower shall not assign any rights or obligations under this contract to any third party.

2. If, with the lender’s prior written consent, the borrower assigns its rights and obligations under this contract to a third party, such third party shall unconditionally comply with all terms and conditions of this contract.

Article 14: Amendment, Rescission, and Exercise of Rights

1. Unless otherwise agreed in this contract, any amendment or rescission of this contract shall be made in writing upon mutual agreement between the parties.

2. During the term of this contract, any indulgence, forbearance, or delay by the lender in exercising any rights under this contract in response to any default or delay by the borrower shall not impair, affect, or limit any rights of the lender under this contract or under applicable laws, regulations, and normative documents, nor shall it be deemed as a license or acknowledgment of any act that breaches this contract, nor as a waiver of the lender’s right to take action in respect of any existing or future default.

Article 15: The borrower agrees that the claims under this contract, once notarized, shall be enforceable. If the borrower fails or fails to fully perform its obligations under this contract, the lender may apply to the competent people’s court for compulsory enforcement.

Article 16: Anti-Money Laundering Clause

1. The Borrower represents and warrants that its application to the Lender for the business under this contract is true and lawful, and does not involve money laundering, terrorism, or any other illegal purpose, nor does it violate any applicable laws, regulations, or international treaties concerning economic sanctions, trade embargoes, or trade controls. The Borrower voluntarily submits to anti-money laundering investigations, provides relevant information in a timely manner, and ensures the accuracy, truthfulness, and completeness of such information.

2. The Borrower represents and warrants that the sources of funds involved in borrowing and repaying the loan from the Lender are lawful and compliant, and do not involve or are suspected of involving illegal activities such as money laundering, terrorist financing, tax evasion, or fraud.

3. If the Lender discovers or has reasonable grounds to suspect that the Borrower is involved in or suspected of illegal activities such as money laundering, terrorist financing, or tax evasion, the Lender may take necessary money laundering risk control measures, including but not limited to suspending the drawdown of the loan under this contract or declaring the loan immediately due. Any losses incurred by the Lender as a result of taking such risk control measures or due to the Borrower’s breach of the anti-money laundering obligations under this clause shall be compensated by the Borrower.

Article 17 Information Inquiry and Use

1. The Borrower irrevocably authorizes Bank of Jiangsu Co., Ltd. to inquire about and use various types of information related to the Borrower from the date of signing this contract until the termination of the business under this contract, through channels including but not limited to state administrative authorities, government departments, business regulatory agencies, third-party social data platforms, and online media. The Borrower acknowledges the legal consequences that may arise from the provision of the aforementioned non-public information.

2. The Borrower hereby irrevocably undertakes that, in the event of a breach of its obligations under this contract, the Lender may report the Borrower’s default and credit impairment information to credit reference agencies and the banking industry association, and authorizes the relevant banking industry association to share the Borrower’s credit impairment information among banking financial institutions or even disclose it to the public through appropriate means.

3. If the Borrower fails to perform its repayment obligations in a timely and full manner as agreed in this contract, the Lender has the right to entrust cooperative institutions, law firms, or other lawful and compliant third-party entities to collect the debt on its behalf. The Borrower authorizes and agrees that the Lender may collect, process, use, and transmit the Borrower’s information and data within the scope of this contract for the purpose of debt collection and recovery, and share the Borrower’s necessary information (such as identity information, contact information, performance information, and information on the ability to perform) with the aforementioned entities.

4. The Borrower voluntarily accepts joint disciplinary and remedial measures taken by the Lender and other banking financial institutions, including but not limited to reducing or suspending credit lines, suspending the opening of new settlement accounts, and suspending the issuance of new credit cards for the legal representative.

Article 18 Notices and Service

1. The Borrower confirms that the correspondence address, telephone number, fax number, and email address listed at the beginning of this contract are the Borrower’s valid service addresses.

2. Notices sent to the Borrower shall be deemed served under the following circumstances:

(a) Electronic service (including SMS, email, fax, etc.): deemed served when the sender’s device indicates successful transmission;

(b) Personal service: deemed served on the date the sender records the circumstances on the written document or the proof of service in the presence of the recipient;

(c) Postal service (including courier, ordinary mail, registered mail, etc.): deemed served on the fifth calendar day after the sender’s dispatch, or on the date the notice is actually delivered to the relevant address or the notice is returned (whichever is earlier);

(d) If several of the above methods are used simultaneously, the notice shall be deemed served on the date of the earliest delivery to the recipient.

3. The following persons are authorized to receive notices on behalf of the Borrower: the individual, their relatives, property management personnel, security guards, or doormen of the residential community or office building where the above service address is located (applicable when the Borrower is a natural person); the entity itself, its shareholders, its staff, property management personnel, security guards, or doormen of the residential community or office building where the above service address is located (applicable when the Borrower is a legal person or an unincorporated organization).

4. The scope of application of the above service addresses, service methods, and authorized recipients includes: the service of all types of notices, correspondence, appendices, agreements, and other documents during the Borrower’s performance of this contract from the date of contract formation until the full performance of all obligations, as well as the service of relevant documents and legal instruments in the event of a dispute arising from this contract, including but not limited to the first instance, second instance, retrial, and enforcement proceedings (including the disposal of collateral), and special procedures in notarization, arbitration, or civil litigation.

5. If the above service address changes, the Borrower shall notify the Lender, the people’s court, the arbitration institution, or the notary public in writing within three (3) working days from the date of such change. Prior to receipt of such written notice of change, any notice or document served by the Lender, the people’s court, the arbitration institution, or the notary public at the above service address shall be deemed validly served.

6. If a notice or document is not actually received by the borrower due to reasons such as the delivery address provided or confirmed by the borrower being incorrect, failure to timely notify the lender of a change in the delivery address, or refusal by the recipient or signatory to accept delivery, the notice or document delivered in accordance with the methods agreed above shall also be deemed validly delivered, and any risks arising therefrom shall be borne solely by the borrower.

7. After this contract enters into arbitration or civil litigation proceedings due to a dispute or disagreement, if the borrower responds to the lawsuit and directly submits a confirmation of service address to the arbitration institution or court, and such confirmed address is inconsistent with the service address confirmed under this contract, the address confirmed with the arbitration institution or court shall prevail (such service address shall be subject to the service methods and legal consequences of service agreed in this contract).

Article 19 Governing Law and Dispute Resolution

The formation, validity, interpretation, performance, and dispute resolution of this contract shall be governed by the laws of the People’s Republic of China (for the purpose of this contract only, excluding the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People’s Republic of China). In the event of any dispute arising during the performance of this contract, the parties may negotiate or mediate; if negotiation or mediation fails, the dispute shall be resolved in the manner specified in item A below:

A. File a lawsuit with the people’s court in the place where the lender is located;

B. Apply for arbitration with the ___/____Arbitration Commission;

C. File a lawsuit with the people’s court in the place where this contract is signed.

Article 20 Other Matters Agreed by the Parties:

1. The loan under this contract is a specific credit extension under the credit facility numbered / under the / , and this contract is a valid appendix thereto.

2. All interest and fees other than the principal under this contract are inclusive of tax.

3. If the lender needs to entrust other institutions of Jiangsu Bank to perform the rights and obligations under this contract due to business needs, the borrower hereby acknowledges and agrees. Other institutions of Jiangsu Bank authorized by the lender shall have the right to exercise all rights under this contract, including the right to file a lawsuit in court or submit a dispute to an arbitration institution for裁决 regarding disputes under this contract.

4. The borrower’s financial indicators are agreed as follows: /

5./

Matters not covered in this contract shall be interpreted or handled in accordance with laws, regulations, normative documents, and relevant provisions of competent state authorities.

Article 21 Effectiveness and Termination of the Contract

1. This contract shall become effective upon being signed (by signature or seal) by the legal representative / responsible person or authorized representative of both parties and affixed with the official seals of both parties.

2. This contract shall terminate on the date when all principal, interest, and related fees are fully repaid.

Article 22 This contract is executed in quadruplicate, with the lender, the borrower, the guaranty company, and the surety each holding one copy, each copy having equal legal effect.

The borrower confirms that it has read all terms of this contract, particularly those terms involving rights, obligations, and liabilities that have a material impact on the borrower. The lender has fully explained and clarified the relevant terms at the borrower’s request. The borrower fully understands and acknowledges the meaning of each term of this contract and the corresponding legal consequences, and fully accepts all terms of this contract. By signing this contract, the borrower indicates its willingness to be bound by this contract and to assume corresponding responsibilities.

(The following is the signature area, with no further text)

202406 Edition

Notice to Customer

Dear Customer:

In accordance with the regulations of financial regulatory authorities and Jiangsu Bank Co., Ltd. (hereinafter referred to as “the Bank”), the Bank strictly prohibits its employees from engaging in the following conduct:

1. Organizing or participating in money laundering, underground banking, illegal fundraising, or private lending; providing guarantees or acting as an intermediary for private lending on behalf of clients or their related parties;

2. Introducing institutions or individuals to participate in usury, or extending usurious loans to institutions or individuals;

3. Collecting fees other than normal financing costs during the course of business processing;

4. Engaging in lending relationships with clients or interested parties;

5. Using client accounts for fund transfers, or using personal or related party accounts (e.g., those of family members) to aggregate or transfer client funds;

6. Cooperating with illegal intermediaries in business operations, recommending loan intermediaries to clients, introducing or providing bridge loans, or accepting kickbacks;

7. Holding concurrent positions or receiving compensation from clients or their related parties;

8. Recommending or selling products of third-party institutions that have not been authorized by the bank or for which no agency agreement has been signed;

9. Privately engaging in investment activities on behalf of clients, handling business transactions for clients in violation of regulations, or improperly holding or transmitting important items on behalf of clients;

10. Accepting or soliciting improper benefits, or engaging in illegal benefit transfers.

To protect your rights and interests, the bank hereby solemnly advises you as follows:

The above matters are strictly prohibited by the bank. Any employee of the bank who engages in any of the above conduct, regardless of the reason, does so as an individual and not on behalf of the bank. You are hereby advised to exercise caution.

Any fees charged by any other institution or individual under any name, or any form of deposit or margin, shall have no connection with Bank of Jiangsu Co., Ltd. Bank of Jiangsu Co., Ltd. shall not assume any legal liability arising therefrom.

Please supervise the bank’s employees. If you find any employee engaging in the above conduct, please report it via the bank’s dedicated email address nkaf@jsbchina.cn, or call the bank’s Legal and Compliance Department (telephone: [REDACTED]). The bank will maintain strict confidentiality.

Bank of Jiangsu Co., Ltd.

I (or this company) confirm that I have been informed of and have carefully read all contents of the “Notice to Clients,” understand and accept the risks advised by your bank, and will actively assist your bank in supervising the conduct of your bank’s employees.

Client signature/seal:

Date of signing: March 5, 2025